Exhibit 11

ALFA CORPORATION

STATEMENT OF COMPUTATION OF PER SHARE EARNINGS

The following computations set forth the calculation of basic and diluted net income per common share and common share equivalents for the three month periods ended March 31, 2004 and 2003:

	Three Months Ended March 31,
	2004	2003
Net income	$25,476,887	$18,729,628

Weighted average number of common shares outstanding	80,097,071	79,330,609

Net income per common share - Basic	$0.32	$0.24

	Three Months Ended March 31,
	2004	2003
Net income	$25,476,887	$18,729,628

Weighted average number of common shares outstanding	80,097,071	79,330,609
Common share equivalents resulting from:
Dilutive stock options	555,130	572,659

Adjusted weighted average number of common and common equivalent shares outstanding	80,652,201	79,903,268

Net income per common share - Diluted	$0.32	$0.23